UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

MINUTES OF THE 221ST MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 21, 2013

1. DATE, TIME AND PLACE: On May 21, 2013, at 6:00 p.m., the meeting was held via conference call, as per Paragraph 1, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14th floor, suite 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. AGENDA: To deliberate on the following matters: (i)  Proposed emission, for public distribution, with restricted placement efforts, of one hundred twenty-nine thousand (129,000) registered, unsecured, book-entry, non-convertible debentures, in a single series, totaling one billion, two hundred ninety million reais (R$ 1,290,000,000.00) on the issue date; (ii) Funding, by the subsidiary CPFL Geração de Energia S.A. (“CPFL Geração”) through the issue of Promissory Notes, with take out of Debentures, of up to four hundred sixty million reais (R$ 460,000,000.00), with surety furnished by CPFL Energia; and (iii)  contracting of financing by the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista” and, jointly with the others, “Subsidiaries”), with surety furnished by the Company.

6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The votes of the Directors appointed by the controlling shareholders will be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007, filed at the Company.

After the matters on the agenda were examined and discussed, the following resolutions were taken by unanimous vote of the Directors:

(i)           To approve, pursuant to Paragraph 1, Article 59 of Federal Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”) and item “h”, Article 17 of the Company’s Bylaws, the fourth (4th) issue of simple, unsecured, non-convertible debentures, in a single series, for public distribution, with restricted placement efforts, with firm guarantee, of the Company (“Issue” and “Debentures”, respectively), pursuant to Instruction 476 issued by the Brazilian Securities and Exchange Commission (“CVM”) on January 16, 2009, as amended (“CVM Instruction 476”), with the following characteristic and conditions: (a) Total Issue Amount:the total Issue amount will be one billion, two hundred ninety million

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

reais (R$ 1,290,000,000.00) on the Issue Date (as defined below); (b) Series:the Issue will be in a single series; (c) Number of Debentures:one hundred twenty-nine thousand (129,000) Debentures will be issued; (d) Allocation of Funds:acquisition of equity interests; (e) Debenture Issue Date:for all legal purposes, the date of issue of Debentures will be May 23, 2013 (“Issue Date”); (f) Unit Par Value of Debentures:the unit par value of the Debentures on the Issue Date will be ten thousand reais (R$ 10,000.00) (“Unit Par Value”); (g) Form, Convertibility and Proof of Ownership of the Debentures:the Debentures will be registered and of book-entry form, without the issue of certificates, and will not be convertible into shares of the Company. For all purposes and effects, the ownership of Debentures will be proved through a statement issued by the financial institution responsible for the bookkeeping of the Debentures, the bookkeeping agent. Moreover, the statement issued by CETIP S.A. – Organized Markets (“CETIP”) in the name of the owners of Debentures, when Debentures are held in electronic custody at CETIP21 – Securities (“CETIP21”), will be recognized as proof of ownership of Debentures; (h) Type:the Debentures will be unsecured;(i) Duration and Maturity: the Debentures will have a duration of two (2) years as of the Issue Date, maturing on May 23, 2013 (“Maturity Date”); (j) Amortization:the Unit Face Value of the Debentures will be amortized in a single installment on the Maturity Date, i.e. on May 23, 2015; (k) Early Redemption: the Company, at its sole discretion and at any time after the subscription and payment of the Debentures, carry out the full or partial early redemption of the Debentures, at their Unit Face Value plus Remuneration; (l) Remuneration:the Unit Face Value of the Debentures will not be adjusted for inflation. Remuneration for the Debentures will consist of interest, starting from the Issue Date, corresponding to the accumulated variation of one hundred percent (100%) of the average daily rate of the Interbank Deposit (DI) rate for one day, “over extra group”, expressed as a percentage per year of two hundred fifty-two (252) business days, calculated and disclosed by CETIP in its Daily Bulletin available on its website (http://www.cetip.com.br) (“DI Rate”), plus a spread (“Spread”) of zero point four zero percent (0.40%) per year of two hundred fifty-two (252) business days, over the outstanding Unit Face Value of the Debentures, paid at the end of each capitalization period (“Remuneration”); (m) Payment of Remuneration:the Remuneration will be paid semiannually, as of the Issue Date, with the first payment on November 23, 2013 and other payments on the 23rd of May and November of each subsequent year, and the final payment on the Maturity Date (or on the date of Early Redemption or early maturity of Debentures, as applicable); (n) Deadline and Form of Subscription and Payment:the Debentures will be subscribed to at their Unit Face Value, plus the respective Remuneration, calculated on a pro rata temporisbasis from the Issue Date until the effective payment date. The Debentures will be paid in cash, in local currency, upon subscription, according to the settlement rules applicable to CETIP. The debentures may be subscribed to at a premium or discount; (o) Registration for Placement and Trading:the Debentures will be registered for distribution in the primary market through the Asset Distribution Module (“MDA”), managed and operated by CETIP, with financial settlement through CETIP. The Debentures will be registered for trading in the secondary market through CETIP21, managed and operated by CETIP, with the distribution and trading of the Debentures with financial settlement through CETIP, with Debentures held under electronic custody at CETIP; (p) Early Maturity:the Debentures

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

and all obligations to be established in the Indenture of Issue will be deemed early matured, and the Company should immediately pay the Unit Face Value of the Outstanding Debentures plus Remuneration calculated on a pro rata temporisbasis from the Issue Date or the date of the last payment of Remuneration, as applicable, until the date of effective payment, upon notice, or any judicial or extra-judicial notification in the following cases: (p.1) early maturity or default, by the Company or by any of its subsidiaries, on any financial obligations to which they are subject, in the domestic or international market, in an individual or combined amount of over fifty million reais (R$ 50,000,000.00), restated on a monthly basis, starting from the Issue Date, based on the General Market Price Index calculated by the Getulio Vargas Foundation (“IGP-M”), within 30 days as of the payment date, except if the Company or any of its subsidiaries, as applicable, through any applicable judicial or arbitration decision, appeal against and avoid the formalization of said early maturity or default, without posting bond in cash or other assets in the amount corresponding to the amount mentioned above; (p.2) change in the current control of the Company without prior approval of Debenture holders, except in the case of change of control of the Company, provided that, after the conclusion of said operation, at least one of the following shareholders: Camargo Corrêa S.A. or Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, remains, directly or indirectly in the controlling group of the Company; (p.3) liquidation, dissolution, spin-off, merger or any other form of corporate restructuring of the Company, except if, after the conclusion of said operation, at least one of the following shareholders: Camargo Corrêa S.A. or Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, remains, directly or indirectly, in the controlling group of the Company; (p.4) reduction in the capital stock of the Company after the date of signing of the Indenture of Emission, without the prior consent of Debenture holders, as per Article 174 of the Brazilian Corporate Law; (p.5) proposal by the Company, or by any of its subsidiaries, to any creditor or group of creditors, of a judicial or extrajudicial reorganization plan, regardless of whether the judicial ratification of said plan was requested or obtained; filing by the Company or any of its subsidiaries for judicial reorganization, regardless of approval of the reorganization proceeding or grant of approval by the competent judge or, further, filing for voluntary bankruptcy by the Company; (p.6) protest of bills against the Company or any of its subsidiaries, in the domestic or international market, in individual or combined amount of over fifty million reais (R$ 50,000,000.00), restated on a monthly basis, as of the Issue Date, based on the IGP-M index, within thirty (30) days from the payment date, except if, within thirty (30) days as of such protest, the Company or any of its subsidiaries provide valid evidence that (i) the protest was caused by error or bad faith of third parties; (ii) the protest was canceled; or (iii) undertaking was posted in court; (p.7) breach by the Company of any non-financial obligation established in the Indenture of Issue and not remedied within thirty (30) days from the date of receipt, by the Company, of the written notice from the trustee; (p.8) filing for bankruptcy by third parties on behalf of the Company or any of its subsidiaries, and not duly suppressed by the Company and its subsidiaries within thirty (30) days; (p.9) failure by the Company to pay financial obligations due to Debenture holders on the dates to be established in the Indenture of Issue; (p.10) payment of dividends or interest on equity by the Company while being in default with its financial obligations to be established in the Indenture of Issue; (p.11) non-

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

compliance with any final and appealable decision or judgment against the Company in the individual or combined amount of over fifty million reais (R$ 50,000,000.00), restated on a monthly basis, starting from the Issue Date, based on the IGP-M index or the equivalent amount in other currencies, within thirty (30) days from the payment date; and (p.12) transformation of the Company into a limited liability company; and (q) Delegation of Powers to the Board of Executive Officers of the Company:the Board of Executive Officers is hereby authorized (i) to hire one or more financial institutions authorized to operate in the capital markets for public distribution with restricted placement efforts of the Debentures; (ii) to hire Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários as the trustee, settlement bank and bookkeeping agent; and (iii) to execute the Indenture of Issue of the Debentures and the contract for the public distribution with restricted placement efforts of the Debentures, under firm guarantee, as well as to carry out all the acts necessary for holding the Issue, as per the conditions in Resolution 2013033-E of the Board of Executive Officers;

(ii)          (ii.i) To approve, as per item “u”, Article 17 of the Bylaws, the provision of surety by CPFL Energia, for funding by CPFL Geração, in the amount of up to four hundred sixty million reais (R$ 460,000,000.00), to meet the cash requirements, as follows: (vii.ii.i) issue of Promissory Notes for public distribution with restricted placement efforts, under the coordination of BB - Banco de Investimento S.A. ("BB-BI"), with remuneration equivalent to the DI Rate plus zero point seven five percent (0.75%), with maturity of one (1) year, payment of interest on maturity and the possibility of total or partial early redemption at any moment, without payment of premium; and (vii.ii.ii) issue of non-convertible debentures, with remuneration equivalent to the DI Rate plus zero point seven five percent (0.75%), maturity of up to seven (7) years, with payment of semiannual interest and amortization in the fifth (5th), sixth (6th) and seventh (7th) years, and the possibility of total or partial early redemption as of the 37th month upon payment of premium of zero point five zero percent (0.50%) on a pro ratabasis through maturity, with the issue of such Debentures implying in the mandatory early redemption of said Promissory Notes; and (ii.ii) To recommendto the representatives of the Company on the Board of Directors of CPFL Geração to approve said financial operations, as per the conditions set forth in Resolution 2013034-E of the Board of Executive Officers;

(iii)         (iii.i) To approve, as per item “u”, Article 17 of the Bylaws, the provision of surety by CPFL Energia in the overall amount of up to one billion, sixty-eight million reais (R$ 1,068,000,000.00) for the financing to be contracted by CPFL Paulista, in the amount of up to five hundred ninety-one million reais (R$ 591,000,000.00), by CPFL Piratininga, in the amount of up to one hundred fifty-three million reais (R$ 153,000,000.00), by RGE, in the amount of up to one hundred seventy-five million reais (R$ 175,000,000.00), by CPFL Mococa, in the amount of up to nineteen million reais (R$ 19,000,000.00), by CPFL Santa Cruz, in the amount of up to fifty-three million reais (R$ 53,000,000.00), by CPFL Jaguari, in the amount of up to thirty-four million reais (R$ 34,000,000.00), by CPFL Sul Paulista, in the amount of up to forty-three million reais (R$ 43,000,000.00); and (iii.ii) To recommendto the representatives of the Company on the Board of Directors of the Subsidiaries to vote in favor of contracting the respective financing, upon the issue of

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

Bank Credit Note in favor of Banco do Brasil S.A. ("Banco do Brasil") for a term of up to five (5) years, amortization of principal of twenty-five percent (25%) in the fourth (4th) year and seventy-five percent (75%) in the fifth (5th) year, and/or through new operations, in accordance with Law 4,131/62, and/or through rollover of current operations in foreign currency, and/or through other working capital operations, with the following characteristics: three (3), four (4) and five (5) years, with single amortization upon maturity and payment of quarterly or semiannual interest, as per the conditions set forth in Resolution 2013035-E of the Board of Executive Officers;

It was also recorded that the engaging of BB-BI and Banco do Brasil, as approved in items (ii) and (iii) above, was previously submitted to the Related Parties Committee and that the directors Renê Sanda and Deli Soares abstained from participating in such resolutions, since BB-BI and Banco do Brasil are Related Parties to the shareholder BB Carteira Livre I Fundo de Investimentos em Ações ("BB CL I").

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary.

Murilo Passos	Renê Sanda
Claudio Palaia	Marcelo Pires Oliveira Dias
Deli Soares Pereira Maria Helena Santana	Martin Roberto Glogowsky
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.